MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

August 20, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. PROJECT UPDATES:

ANGEL WING AND HORSE MOUNTAIN

Angel Wing

On behalf of Joint Venture partner White Bear Resources Inc. (“White Bear”), Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) geologists are conducting geologic mapping, systematic soil sampling and rock-chip sampling, and are interpreting a recently-completed 420 station property-wide gravity survey.  It is expected that these field programs will help define structural trends and geochemical anomalies, which will be trenched and drilled later in the year.

The Angel Wing property contains two styles of epithermal gold mineralization associated with a 6-mile (9.6km) long, northeast-striking structural zone.   The first style, with high-grade, gold-bearing, epithermal veins, occurs within a carbonate window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are up to 10 ft (3.05m) wide and trend northerly through silicified carbonate rocks for 2.5 miles (4.0km).  Select channel samples, from steeply dipping quartz-calcite-adularia veins, returned assays ranging from 0.010 to 2.700 oz Au/t (0.343 to 92.5g Au/t).  The high-grade veins remain untested in a zone measuring one mile (1.6km) along strike, 1,200 feet (366m) wide and at depth.  Surface sampling also identified disseminated, sediment-hosted gold mineralization with grades up to 0.044 oz Au/t (1.507g Au/t) in silicified and clay-altered Paleozoic rocks.  Shallow drilling by previous exploration companies for disseminated gold reported intersecting 0.047 oz Au/t over 50 feet (1.609 g Au/t over 15.2m) in drill hole DC-7.  Both styles of gold mineralization will be evaluated with the current exploration program.

Drilling is expected to be conducted in the Fall of 2007 dependent on drill rig availability.

Horse Mountain

Following the recent termination of the joint venture on Horse Mountain, Miranda geologists have reviewed exploration data generated by Barrick Gold Exploration Inc. (“Barrick), the Company’s previous joint venture partner.  Based on the data generated through exploration activity, Miranda geologists believe high-quality drill targets exist within a structurally uplifted block (“horst”) and along the margins of this block for high-grade gold mineralization.

During the two years of the agreement at Horse Mountain, Barrick completed a total of 11,776 ft (3,590m) of drilling in five holes spaced 1,000 to 2,000 ft (304 to 610m) apart. Cumulative expenditures by Barrick over this two year period totaled US$872,000. To date, eight drill holes have intersected lower-plate carbonate rocks beneath a 3,300 by 7,200 ft (1.0 by 2.2 km) zone of pervasively altered and geochemically anomalous upper-plate rocks. These holes begin to outline a 950 by 2,000 ft (290 by 610m), northeast-striking carbonate horst that is covered by the altered upper-plate rocks. The carbonate horst contains gold mineralization, vertically-extensive hydrothermal alteration, a deep oxidation plume and igneous dikes.  Similar geological features to those observed at Horse Mountain are documented at the Cortez Hills and West Leeville gold deposits of northern Nevada.

Drill results at Horse Mountain include:

•

98 ft of 0.023 oz Au/t (29.9m of 0.789 g Au/t) in hole BHM-001;

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90 ft of 0.022 oz Au/t (27.4m of 0.753 g Au/t);

•

and 50 ft of 0.016 oz Au/t (15.2m of 0.567 g Au/t)  in hole BHM-005.

Gold mineralization in BHM-001 is hosted in oxidized, decalcified and clay-altered Roberts Mountains Formation, in the lower-plate carbonate horst.  Miranda geologists are particularly encouraged by the strength of the hydrothermal alteration cell as evidenced by oxidation to depths in excess of 1000 feet and significant gold mineralization with thicknesses averaging close to 85 feet.  A gold-bearing Carlin-type mineral system has been discovered at Horse Mountain and Miranda hopes to guide future exploration to finding the high-grade portions of it.

Miranda is actively seeking a joint venture partner for this project and is currently showing data to several interested parties.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., White Bear Resources Inc, and Piedmont Mining Company Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.